September 28, 2023

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Gowetski
Andrew Mew

Re:	Futu Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
File No. 001-38820

Dear Ms. Gowetski and Mr. Mew:

We, Futu Holdings Limited (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 18, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

For the Staff’s convenience, the comments in the Comment Letter are reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 164

1.	We note your statement that you reviewed your register of members and publicly available documents such as beneficial ownership reports on Schedules 13D or 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the submission under paragraph (a) and the disclosures under paragraphs (b)(2) and (3), the Company has also reviewed following publicly available documents in addition to the Company’s register of members in the Cayman Islands. The Company has not relied upon legal opinions or third-party certifications as the basis for its submission.

•	The beneficial ownership report on Schedule 13G/A filed by Mr. Leaf Hua Li (“Mr. Li”) with the Commission on February 10, 2023 with respect to the Company’s securities.

Futu Holdings Limited 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China
t: +852 2523 3588 futuholdings.com

U.S. Securities and Exchange Commission

•	The beneficial ownership report on Schedule 13G/A filed by certain entities affiliated with Tencent Holdings Limited (the “Tencent Entities”) with the Commission on February 3, 2023 with respect to the Company’s securities.

•	The latest annual report of Tencent Holdings Limited for the fiscal year 2022 filed with the Hong Kong Stock Exchange on April 6, 2023 (the “Tencent Annual Report”).

•	The notices of disclosure of interests filed by substantial shareholders of Tencent Holdings Limited pursuant to the Hong Kong Securities and Futures Ordinance.

•	The beneficial ownership report on Schedule 13G/A filed by Capital Research Global Investors with the Commission on February 14, 2023 with respect to the Company’s securities.

•	The beneficial ownership report on Schedule 13G filed by Li Ho Kei with the Commission on February 14, 2023 with respect to the Company’s securities.

To the Company’s best knowledge after examining the abovementioned documents, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of March 31, 2023 (the most recent practicable date disclosed in 2022 Form 20-F), except for Mr. Li and the Tencent Entities, as described in detail below.

•	Based on the Schedule 13G/A filed by Mr. Li on February 10, 2023, Mr. Li beneficially owned 164,086,568 Class A ordinary shares and 239,750,000 Class B ordinary shares of the Company as of December 31, 2022, representing 36.2% of the Company’s total outstanding shares and 59.4% of the Company’s aggregate voting power. Mr. Li is the Company’s founder, chairman and chief executive officer. Based on publicly available information and the Company’s further inquiries to Mr. Li, to the best knowledge of the Company as of the date of this response letter, Mr. Li is a natural person not affiliated with any foreign governmental entities.

•	Based on the Schedule 13G/A filed by the Tencent Entities on February 3, 2023, the Tencent Entities beneficially owned 106,616,611 Class A ordinary shares and 140,802,051 Class B ordinary shares of the Company as of December 31, 2022, representing 22.1% of the Company’s total outstanding shares and 35.0% of the Company’s aggregate voting power. Tencent Holdings Limited is a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange (HKEX: 700). Based on publicly available information including the Tencent Annual Report and the notices of disclosure of interests filed by substantial shareholders of Tencent Holdings Limited pursuant to the Hong Kong Securities and Futures Ordinance, to the best knowledge of the Company as of the date of this response letter, such shareholder is not owned or controlled by any foreign governmental entities.

U.S. Securities and Exchange Commission

The above calculation of percentage ownership and voting power is based on (i) the total outstanding shares of the Company as of March 31, 2023, which comprised of 736,493,164 Class A ordinary shares and 380,552,051 Class B ordinary shares, (ii) the assumption that Mr. Li’s beneficial ownership in the Company remains unchanged since December 31, 2022, and (iii) the assumption that the Tencent Entities’ beneficial ownership in the Company remains unchanged since December 31, 2022.

In addition, the Company’s subsidiaries in the United States, Singapore, Australia, Japan, Hong Kong, and mainland China are wholly owned by the Company. Furthermore, the Company is the primary beneficiary of the VIEs (as defined in the 2022 Form 20-F) and their subsidiaries. The Company has the power to direct the activities of the VIEs and the VIEs’ subsidiaries that most significantly impact their economic performance, receive substantially all of the economic benefits of the VIEs and the VIEs’ subsidiaries, and has an exclusive option to purchase all or part of the equity interest in the VIEs when and to the extent permitted by PRC law. Therefore, the Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries are not owned or controlled by a governmental entity in any foreign jurisdiction.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that it conducted inquiries and collected questionnaires from the members of the boards of directors of the Company and its consolidated foreign operating entities (each a “Director”, collectively the “Directors”) in relation to whether any of them is an official of the Chinese Communist Party. In addition, the Company conducted internet research using keywords of the names of the Directors, and reviewed whether the search results reveal that any of the Directors is an official of the Chinese Communist Party. The Company has also reviewed the director questionnaires completed by the Directors as part of the Company’s annual compliance procedures and the employment profiles retained by the Company of the Directors who are employees of the Company. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any current or prior memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Futu Holdings Limited or the VIEs.” We also note that your disclosure in Note 1 to your financial statements on page F-11 indicates that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and disclose the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

U.S. Securities and Exchange Commission

•	With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

In response to the Staff’s comment, the Company respectfully advises the Staff that the consolidated operating entities of Futu Holdings Limited are organized or incorporated in jurisdictions including the United States, Singapore, Australia, Japan, Hong Kong and mainland China, and the Company confirms that (i) no governmental entities in the aforementioned jurisdictions own shares of Futu Holdings Limited or its consolidated foreign operating entities; (ii) governmental entities in the aforementioned jurisdictions do not have a controlling financial interest in Futu Holdings Limited or its consolidated foreign operating entities; and (iii) none of the currently effective memorandum and articles of association (or equivalent organizational document) of Futu Holdings Limited or its consolidated foreign operating entities contains any charter of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In response to the Staff’s comment, the Company confirms that none of the currently effective memorandum and articles of association (or equivalent organizational document) of Futu Holdings Limited or its consolidated foreign operating entities contains any charter of the Chinese Communist Party. The Company respectfully submits that the foregoing statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

* * * *

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Futu Holdings Limited

/s/ Arthur Yu Chen
Arthur Yu Chen, Chief Financial Officer

cc:	Leaf Hua Li, Chairman of the Board of Directors and Chief Executive Officer, Futu Holdings Limited
Will H. Cai, Esq., Partner, Cooley LLP
Jie Zhang, Esq., Partner, Cooley LLP